

May 31, 2024

Kang Liping
Chief Financial Officer
Longduoduo Co Ltd
419 Floor 4 Comprehensive Building
Second Light Hospital, Ordos Street
Yuquan District, Hohhot
Inner Mongolia, China

> **Re: Longduoduo Co Ltd**
> **Form 10-K for the Year Ended June 30, 2023**
> **File No. 333-260951**

Dear Kang Liping:

We issued comments to you on the above captioned filing on April 18, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 14, 2024.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Jessica Ansart at 202-551-4511 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services